EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
CPM Holdings, Inc.
(in thousands, except ratio)

	Fiscal Year Ended September 30,					Three Months Ended December 31,
	2006	2007(1)	2008	2009(2)	2010	2010
EARNINGS
Income before income taxes	$8,624	$20,019	$48,581	$23,596	$1,518	$3,113
Add:
Total Fixed Charges	4,186	6,684	18,064	16,421	25,515	5,973
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$12,810	$26,703	$66,645	$40,017	$27,033	$9,086
FIXED CHARGES
Interest expense	3,765	6,048	16,544	14,780	22,089	5,098
Amortization of financing costs	356	489	1,252	1,294	2,521	636
Amortization of original issue discount on debt	—	—	—	70	606	163
Portion of rent under operating leases representative of the interest component	65	147	268	277	299	76
TOTAL FIXED CHARGES	$4,186	$6,684	$18,064	$16,421	$25,515	$5,973
RATIO OF EARNINGS TO FIXED CHARGES	3.1	4.0	3.7	2.4	1.1	1.5

(1)	We acquired the Crown entities during fiscal year 2007. The amounts and ratios presented above are presented on a consolidated basis and include the operations of the Crown entities for a partial year in fiscal year 2007 and full years for fiscal years 2008, 2009, and 2010. The operations of the Crown entities are also included in the amounts and ratios presented for the three months ended December 31, 2010.

(2)	The old notes were issued in August of 2009.